

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 15, 2009

VIA U.S. MAIL

Mr. Dominic A. Romeo
Vice President and Chief Financial Officer
IDEX Corporation
630 Dundee Road
Northbrook, Illinois 60062

> **Re:** **IDEX Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2008**
> **File No. 001-10235**

Dear Mr. Romeo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief